SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 6)*
POMEROY IT SOLUTIONS, INC.

(Name of Issuer)
Common Stock, $.01 Par Value

(Title of Class of Securities)
731822 10 2

(CUSIP Number)
David B. Pomeroy, II
42475 N. 112th Street
N. Scottsdale, AZ 85262
(480) 595-0699
With a copy to:
Richard G. Schmalzl, Esq.
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
(513) 629-2828
(513) 333-4326 (fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 20, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Item 4. Purpose of Transaction
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
SIGNATURES

CUSIP No.	731822 10 2	13D	Page	2	of	3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Pomeroy, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,999,824*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,636**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,999,824*

WITH:	10	SHARED DISPOSITIVE POWER

22,636**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,022,460*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 452,000 Shares issuable upon exercise of currently exercisable stock options.
** Represents 22,636 Shares owned by Mr. Pomeroy’s spouse as to which he disclaims beneficial ownership.

CUSIP No.	731822 10 2	13D	Page	3	of	3 Pages
Preliminary Note: This Amendment No. 6 amends the Schedule 13D filed by the Reporting Person (defined below) with the Securities and Exchange Commission on April 8, 2008, as amended on May 19, 2008, May 22, 2008, October 9, 2008, February 19, 2009 and May 19, 2009 (the “Schedule 13D”). All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. The Reporting Person is filing this Amendment No. 6 to report that he has entered into a second amendment to the definitive Merger Agreement to acquire all of the outstanding shares of the Issuer. Except as set forth in this Amendment No. 6, the Schedule 13D is unmodified.
Item 4. Purpose of Transaction
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 4 and Item 6 of the Schedule 13D are hereby amended to add the following information:
     On June 20, 2009, the Company entered into a second amendment to the Merger Agreement (the “Second Amendment”) with Parent, MergerSub and the Reporting Person. Pursuant to the Second Amendment, Parent agreed to increase the price it will pay to acquire the Company in an all cash merger from $5.02 per share to $6.00 per share, which price represents approximately $59.2 million in aggregate equity value of the Company. In addition, pursuant to the Second Amendment, if the Company terminates the Merger Agreement, as amended, to accept an acquisition proposal from any other party determined by the Company’s board of directors to represent a superior proposal, the amount that the Company must pay Parent to accept such acquisition proposal would be approximately $2.1 million, unless the termination is in connection with an acquisition proposal from an excluded party (i.e. a party who made an acquisition proposal prior to the expiration of the go-shop period, which expired on June 7, 2009, that the Company’s board of directors determined was reasonably likely to lead to a Superior proposal), in which case the fee remains at approximately $1.0 million.
     The foregoing summary of the Second Amendment, and transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Amendment, a copy of which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 22, 2009 and incorporated by reference into this Amendment No. 6 as Exhibit C.

Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add Exhibits B and C.
     Exhibit A: Agreement and Plan of Merger dated as of May 19, 2009 by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and with respect to certain sections of the Merger Agreement only, the Reporting Person (which agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 20, 2009, and is incorporated into this Amendment No. 6 as Exhibit A).
     Exhibit B: First Amendment to Agreement and Plan of Merger, dated June 8, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co. and David B. Pomeroy II (which agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 9, 2009, and is incorporated into this Amendment No. 6 as Exhibit B).
     Exhibit C: Second Amendment to Agreement and Plan of Merger, dated June 20, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co. and David B. Pomeroy II (which agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 22, 2009, and is incorporated into this Amendment No. 6 as Exhibit C).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DAVID B. POMEROY, II
David B. Pomeroy, II

Date: June 23, 2009